Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 1 DATED SEPTEMBER 10, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 9, 2024

This document (“Supplement No. 1”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated August 9, 2024, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Share Price

Effective as of the date of this Supplement No. 1, the purchase price per share of our common stock in this Offering is now $117/share.

Determination of Offering Price

The Board of Directors reviews and approves a new share price twice each year. This new share price of $117/share reflects the Company’s valuation as of June 30, 2024. All current stockholders’ total stock value now equals the number of shares owned multiplied by this updated share price.

$117/share reflects a 6.4% increase over the December 30, 2023 stock price of $110/share.

The methodology used to determine this share price is consistent with our historical practice. Here is a synopsis for your review:

•	The Company obtains the equity value as reported on June 30, 2024 financial statements. This is reflected in the “Book / Cost Basis” column in the table below. However, we do not believe this represents the market value of our assets and we did further analysis to obtain a representative market value, detailed here.
•	For our owned real estate, our starting point for market value is based upon independent third-party appraisals and internally calculated valuations or “desk-top” valuations. Beginning on December 31, 2023, we started using a program called CamoAg, a technology platform that we implemented for efficiency and cost savings. CamoAg provides comparable market data that enables us to prepare internal desktop appraisals, improving upon a process that we outsourced in the past. The data available in CamoAg covers a wider region and therefore it applies to more farms in our portfolio. Additionally, we can now consider any improvements made to the land when determining its value.
•	Given that we believe organic farmland is undervalued in most standard appraisals and comparable analysis, we add an Organic Premium of 5% for farms that are certified organic.
•	We believe the book value of the mortgages represents the current market value given our fixed-rate terms are limited in duration and most loans are subject to a floating rate after the initial fixed period. Additionally, we have included loss reserves in the book value as reported in our financials to capture principal repayment risks.
•	After compiling a market asset value, our board also added a 10% operating company premium. The premium is based, among many things, on:
o	diversification value of a corporate portfolio,
o	our track record of selecting farmland tenants,
o	business relationships that we have developed with generations of farmers, farmer associations, and farmer cooperatives,
o	our growth potential,
o	our history of innovation in conservation finance and the impact investing space,
o	our scalability as a decentralized entity in the high growth organic market, and
o	future earnings potential and economic efficiencies of our REIT structure.

The table below outlines various steps and figures associated with our Board-approved valuation of $117/share (fully diluted) for this Offering.

The figures in the table below are as of the December 31, 2023 valuation and this June 30, 2024 valuation.

		June 30, 2024 Valuation
	December 31, 2023 Market Valuation	Book / Cost Basis	Fair Market Value
Investments in Farmland (1)	$93,004,737	$92,251,165	$125,542,095
Investments in Farmland Mortgages (2)	29,128,711	23,769,356	23,769,356
Cash	551,753	506,029	506,029
Receivables and Accrued	1,605,636	1,886,333	1,886,333
Other	415,999	516,189	516,189
Total Assets	$124,706,836	$118,929,072	$152,220,002
Total Liabilities	$25,578,954	$43,914,366	$43,914,366
Equity Value	$99,127,882	$75,014,706	$108,305,636
Shares Outstanding	990,139.051	1,016,764.169	1,016,764.169
Equity Value per Share	$100	$74	$107
Equity Value per Share (diluted) (3)	$100	$74	$107
Operating Company Premium (4)	$9,912,788		$10,830,564
Adjusted Equity Value (5)	$109,040,670		$119,136,199
Adj. Equity Value per Share	$110		$117
Adj. Equity Value per Share (diluted) (6)	$110		$117

Note:

(1)	The organic premium is captured on an individual property basis within these values.
(2)	Book basis net of allowances for loan losses and reflects estimated market value. Includes lines of credit.
(3)	Diluted share count reflects the effects of option dilution on the value per share calculation.
(4)	This is the value of the 10% operating company premium applied to the equity value.
(5)	Equals Equity Value plus Operating Company Premium.
(6)	Diluted Adj. Equity Value per Share includes the impact of stock options and grants to Directors.

Important Note Regarding this Determination of Share Price

Please note that our Board of Directors has determined the share price on the basis outlined herein. This price, while based on management’s best estimate of the market value of our assets, and consistent with our recent valuation practices, may not bear any relationship to what our assets or shares would sell for in an open market or in the event of a liquidation. There is generally no public market for our shares. Because the share price is not based upon any public market valuation, the price may be different than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers.

We update our share price twice per year, typically in the fall and the spring. It is our belief that this will allow current stockholders to maintain a more precise valuation of their holdings and will allow us to ensure that our offering, stock redemptions, and dividend reinvestment terms are all more accurate and up to date.

Our Use of this Share Valuation

The recently approved share price is also used for our Dividend Reinvestment Program and to determine the repurchase price of shares under our Stock Redemption Program.

2